TCFG Wealth Management, LLC

Financial Statements and Supplemental Schedule
(with Report of Independent Registered Public
Accounting Firm Thereon)

December 31, 2020

TCFG WEALTH MANAGEMENT, LLC

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCFG WEALTH MANAGEMENT, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28202 CABOT ROAD, SUITE 300
(No. and Street)

LAGUNA NIGUEL (City) CA (State) 92677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Roberts (949) 365-5830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd. #404 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCFG Wealth Management, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

LAUREN L. BERRY
Notary Public – California
Orange County
Commission # 2192080
My Comm. Expires May 12, 2021

Lauren L Berry

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Directors of TCFG Wealth Management, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of TCFG Wealth Management, LLC as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of TCFG Wealth Management, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of TCFG Wealth Management, LLC's management. My responsibility is to express an opinion on TCFG Wealth Management, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TCFG Wealth Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the TCFG Wealth Management, LLC's financial statements. The Supplemental Information is the responsibility of the TCFG Wealth Management, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as TCFG Wealth Management, LLC's auditor since 2016.
Tarzana, California
February 18, 2021

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets		**2020**
Assets		
Cash and equivalents	$	1,620,078
Deposits held at clearing broker		100,000
Receivable from clearing brokers		47,811
Accounts Receivable		137,425
Due from Related Party		25,963
Other assets		45,510
Deferred tax assets		-
Total assets	$	1,976,787

Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	5,294
Commissions Payable		91,807
Deferred Compensation		1,942
Due to Clearing		3
Total liabilities	$	799,046
Equity		
Member's Equity		1,177,741
		1,177,741
Total liabilities and member's equity	$	1,976,787

See accompanying notes to the financial statements

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:		
Securities commissions and fees	$	1,492,501
Sale of Investment Company Shares		163,726
Sale of Insurance Based Products		190,353
Net gains or losess on Principal Trades		183,357
Interest / Rebate / Dividend Income		15,934
Investment Banking		1,849,118
Alternative Investments		1,069,320
Variable Annuities		511,568
Other income		539,907
Total revenue		6,015,784
Expense:		
Clearing fees		232,765
Commissions		4,362,827
Employee compensaton and benefits		427,955
Legal and professional		23,700
Occupancy		17,580
Other operating expenses		371,381
Total expenses		5,436,208
Income before income taxes		579,576
Other Miscellaneous Expense		
Income tax benefit (expense):		
Current state franchise tax		12,590
Net income (loss)	$	566,986

See accompanying notes to the financial statements

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF MEMBER'S EQUITY
DECEMBER 31, 2020

Balance, December 31, 2019	1,010,755
Member's Distribution	(400,000)
Net Income (loss)	566,986
Balance, December 31, 2020	1,177,741

See accompanying notes to the financial statements

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2020

		2020
Operating activities		
Net income (loss)	$	566,986
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Clearing Deposit		(50,000)
Receivable from clearing brokers		43,200
Accounts receivable		11,246
Due from related party		(22,472)
Other assets		21,968
Accounts payable and accrued expenses		(1,561)
Commissions payable		(45,139)
Unearned revenue		700,000
Deferred compensation		12
Due to Related Party		(8,258)
Due to clearing		(3)
Net cash provided (used) by operating activities		1,215,979
Financing activities		
Member distributions		(400,000)
Net cash provided (used) by financing activities		(400,000)
Increase in cash and equivalents		815,979
Cash and equivalents at 1/1/20		804,099
Cash and equivalents at 12/31/20		1,620,078
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	12,590

See accompanying notes to the financial statements

Note 1-Nature of Business

TCFG Wealth Management, LLC (the "Company") was organized April 10, 2012 under the laws of Delaware. The Company is a licensed securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA")and the Securities Investor Protection Corporation ("SIPC"). The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage and asset management services.

The Company has a sole member, Certus Financial Group, LLC ("Certus").

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management Review
The management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 18, 2021 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Cash and Cash Equivalents
Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a lability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 -quoted prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

There were no levels to measure at December 31, 2020.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, accounts receivable and accounts payable and accrued expenses.

Income Taxes
The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the sole member of the Company. The Company is subject to a minimum State of California Franchise Tax of $800 and a Gross Receipts Tax of $11,790.

The Company is generally no longer subject to tax examinations relating to federal and state tax returns beyond three years.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

ASC 606 REVENUE RECOGNITION

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase

transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies. Other revenue.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement

The equity interest of the Company is owned by one member, Certus, whom contributed $10,000 upon inception of the Company.

The Company's duration is perpetual and can be dissolved as a result of the following events: death, retirement, resignation, expulsion, bankruptcy or dissolution or the occurrence of any other event which terminates the continued membership of a member.

Note 4 - Related Party

The Company has an Agreement (the "TCFG Expense Sharing Agreement") with Certus for the payment of rent. During 2020, the Company reimbursed its sole member $17,580 in reimbursement for its pro rata share of rent pursuant to an TCFG Expense Sharing Agreement entered into in December 2012. At December 31, 2020 the company was owed $25,963 from a related party.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

Note 5 - Deposit with Clearing Organization

The Company maintains a deposit account with Pershing, LLC ("Pershing") as part of the Company's contract for services. Pershing requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un- hedged positions. As of December 31, 2020, the deposit balance was $100,000.

The Company made a change of clearing firms from National Financial Services, LLC to Pershing LLC on December 15, 2020. The Company received a $700,000 fee which is being recognized as unearned revenue on the balance sheet. This amount will be amortized over a seven-year period which coincides with the termination clause of the clearing agreement. From the period December 15, 2020 until December 31, 2027, there is a termination fee ranging from $1,000,000 to $2,500,000.

Note 6 - Commitments and Contingencies

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Note 7 - Net Capital Requirements

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness which is $53,270. In this case the minimum net capital is $53,270. On December 31, 2020, the Company's net capital of $1,060,650 exceeded the minimum net capital requirement of $53,270 by $1,007,380 and the Company's ratio of aggregate indebtedness of $799,046 to net capital was .75:1, which is less than the 15:1 maximum ratio requirement.

Note 8 - Concentrations

During the year ended December 31, 2020, 27.54% of the Company's revenue was derived from Investment Banking related activities.

Note 9 – COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

TCFG WEALTH MANAGEMENT, LLC
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2020

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Member's Equity, December 31, 2020	$ 1,177,741
Subtract - Non allowable assets:	
Accounts receivable	58,215
Other current assets	58,876
Tentative net capital	1,060,650
Haircuts	-
NET CAPITAL	1,060,650
Minimum net capital	53,270
Excess net capital	1,007,380
Aggregate indebtedness	799,046
Ratio of aggregate indebtedness to net capital	.75:1

Minimum Net Capital Calculation

Aggregate Indebtedness ("AI")	799,046.27		
X 6 2/3%	0.066667		
AI Net Capital Requirement	53,270.02		
Statutory Requirement	5,000.00		
Minimum Net Capital Requirement		$	53,270.02

*The difference between the audit focus filed and December 31, 2020 was the reclassification of the clearing firm bonus from income to unearned revenue as a liability

TCFG WEALTH MANAGEMENT, LLC

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III

Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2020

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of TCFG Wealth Management ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2020 through December 31, 2020.

TCFG WEALTH MANAGEMENT, LLC

By:

____
Rick Roberts, President & CEO

February 18, 2021

(Date)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
TCFG Wealth Management, LLC
Laguna Niguel, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) TCFG Wealth Management, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which TCFG Wealth Management, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) TCFG Wealth Management, LLC, stated that TCFG Wealth Management, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. TCFG Wealth Management, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about TCFG Wealth Management, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 18, 2021